Registration No. 33-

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM S-3
                       REGISTRATION STATEMENT
                               under
                     THE SECURITIES ACT OF 1933

                      ONEITA INDUSTRIES, INC.
         (Exact name of issuer as specified in its charter)
   Delaware                                         57-0351045
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
incorporation or organization)

4130 Faber Place Drive                        Herbert J. Fleming, President
Suite 200                                     Oneita Industries, Inc.
Charleston, South Carolina  29405             4130 Faber Place Drive, Suite 200
(803) 529-5225                                Charleston, South Carolina 29405
(Address, including zip code and
telephone number, including area code)            (803) 529-5225
                                           (Name, address and telephone number,
                                      including area code, of agent for service)

                                  Copy to:
                           Neil M. Kaufman, Esq.
                  Blau, Kramer, Wactlar, & Lieberman, P.C.
                           100 Jericho Quadrangle
                          Jericho, New York  11753
                               (516) 822-4820

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [ ].

                     CALCULATION OF REGISTRATION FEE

Title of each class   Amount to be         Proposed maximum       Proposed maximum      Amount of
of securities to be    Registered          offering price         aggregate offering    registration fee
registered                                   per security           price (1)

Common Stock, par     1,607,143 shares(2)  $7.00                  $11,250,000           $3,879
value $.25 per share
---------------------------------------------------------------------------------------------------------
Common Stock          6,878,506 Rights     (3)                    -                     -
Subscription Rights
---------------------------------------------------------------------------------------------------------

(1) Aggregate offering price assumes maximum amount of shares are issued upon exercise of all non-transferable subscription rights.
(2) Maximum amount of shares issuable upon exercise of all non-transferable subscription rights.
(3) No consideration will be received for the Rights.

  PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED FEBRUARY 7, 1996

                      ONEITA INDUSTRIES, INC.

                 1,607,143 Shares of Common Stock,
                          $.25 par value

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


     Oneita Industries, Inc., (the "Company") is offering (the "Rights Offering") up to 1,607,143 shares of its Common Stock, $.25 par value (the "Common Stock"), to holders of record of Common Stock at the close of business on February __, 1996 (the "Record Date"), pursuant to non-transferable rights (the "Rights") to purchase shares of Common Stock at a price of $7.00 per share (the "Subscription Price"). The Rights Offering is made as part of an offering of 1,607,143 shares (the "Offering") which also includes purchases by Standby Purchasers described below. Holders of Rights ("Rights Holders") will be able to exercise their Rights until 5:00 p.m., Eastern time on March __, 1996, unless extended by the Company (the "Expiration Time"). If all of the Rights were to be exercised in full, the number of shares (and the aggregate purchase price therefor) obtainable upon exercise of each Right will be proportionately reduced so that the maximum number of shares issuable pursuant to this offering will be 1,607,143. In this connection, Robert M. Gintel, the beneficial owner of 2,075,000 shares, or approximately twenty-nine percent (29%), of the outstanding shares of Common Stock, has agreed not to exercise his Rights with respect to the 1,100,000 shares of Common Stock directly owned of record by him. See "The Rights Offering".

     Each shareholder is receiving one Right for each share of Common Stock held of record on the Record Date. Each Right will entitle the Rights Holder to subscribe for one-quarter of one share of Common Stock (the "Basic Subscription Privilege"). In lieu of fractional Rights the aggregate number of Rights issued by the Company to a shareholder will be rounded down to the next whole number. Once a Rights Holder has exercised the Basic Subscription Privilege such exercise may not be revoked. The Rights will be evidenced by non-transferable certificates. See "The Rights Offering".

     The Company has entered into a Standby Agreement,  pursuant to which Robert
M. Gintel and Avondale Mills, Inc. have severally agreed to acquire from the Company, at the Subscription Price, all remaining shares of Common Stock available as a result of the Rights Offering after the exercise of the Basic Subscription Privilege by the Rights Holders. See "Standby Agreement".

     The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "ONA". On January 31, 1996, the last reported sale price of the Common Stock was $6 7/8.

     After the Expiration Time, the Rights will no longer be exercisable and will have no value. Since the Rights are non-transferable, the Rights may not be sold and there will be no trading market for the rights.

     POTENTIAL PURCHASERS OF RIGHTS OR COMMON STOCK SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 6.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                Subscription Price              Proceeds to the
                                                                Company(1)
Per Share                       $7.00                           $7.00
Total(2)                        $11,250,000                     $11,250,000

  (1) Before deducting expenses payable by the Company estimated at an aggregate of $100,000.
  (2) The Total amount assumes the purchase of all 1,607,143 shares pursuant to this Offering.

          The date of this Prospectus is February __, 1996.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits relating thereto. For further information with respect to the Company and the shares of Common stock offered by this Prospectus, reference is made to such Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof; each such statement contained herein is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange, and copies of the foregoing materials and other information concerning the Company can be inspected at the offices of such exchange at 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission (File No. 1-9734) pursuant to the Exchange Act, are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, filed with the Commission on December 29, 1995.

     (2) The description of the Company's Common Stock, par value $.25 per share, which is contained in registration statements on Form 8-A filed with the Commission on July 13, 1988 and January 21, 1993 under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (except for exhibits thereto unless specifically incorporated by reference therein). Requests for such copies should be directed to the Secretary, Oneita Industries, Inc., 4130 Faber Place Drive, Suite 200, Charleston, South Carolina 29405, (803) 529-5225.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the "Company" means Oneita Industries, Inc.

                                   The Company

     The Company is a manufacturer and marketer of activewear, including T-shirts and fleecewear, and produces infantswear primarily for the newborn and toddler markets. These products are sold to the imprinted sportswear industry through the Company's Activewear Division and to major retailers through the Company's Retail Division. The Company's executive offices are located at 4130 Faber Place Drive, Suite 200, Charleston, South Carolina 29405, and its telephone number is (803) 529-5225.

                                  Risk Factors

     The investment in the Common Stock or the Rights offered hereby is subject to risk factors that should be carefully reviewed prior to determining whether to purchase the Common Stock or exercise the Rights. These factors relate to the Company's decreased sales, excess capacity, product price fluctuations, yarn price fluctuations, dependence on major customers and related party transactions. See "Risk Factors".

                                  The Offering

Rights. . . .  Each record holder of Common Stock ("Record Date Holder") at the close of business on February __, 1996 (the "Record Date") is receiving one non-transferable subscription right ("Right") for each share of Common Stock held of record on the Record Date. Each Right will entitle the holder thereof ("Rights Holder") to purchase from the Company one-quarter of one share of Common Stock (an "Underlying Share") for a price of $7.00 per share (the "Subscription Price"). The number of shares subject to Rights issued by the Company to a Record Date Holder will be rounded down to the nearest whole number. An aggregate of up to 1,607,143 shares of Common Stock will be sold in the Offering upon exercise of the Rights or pursuant to the Standby Agreement (as defined below). The Rights will be evidenced by non-transferable certificates (the "Subscription Rights Certificates").

Basic Subscription
Privilege. .   Rights Holders are entitled to purchase, at the Subscription
               Price,  one-quarter of one Underlying Share for each whole Right held  (the  "Basic  Subscription  Privilege").  See "The  Rights
               Offering  -   Subscription   Privileges  -  Basic   Subscription
               Privilege".

Subscription
Price. . . .   $7.00 per Underlying Share, payable in cash.  See "The Rights
               Offering - Exercise of Rights" and "The Rights Offering -
               Determination of Subscription Price."

Shares of Common Stock
Outstanding after Rights
Offering. . .  As of the Record Date there were 6,878,506 shares of Common
               Stock outstanding. An aggregate of 1,607,143 shares of Common Stock will be issued pursuant to the Basic Subscription Privilege and the Standby Agreement. Accordingly, after this offering, approximately 8,485,649 shares of Common Stock will be outstanding.

Transferability
of Rights . .  The Rights, including the Basic Subscription Privilege, are not transferable.

Record Date .   February __,1996.

Expiration
Time. 5:00 p.m., Eastern time, March __,1996, or such later time to which the Offering may have been extended (the Expiration Time"). See "The Rights Offering - Expiration Time". Rights not exercised prior to the Expiration Time will expire and become worthless.

Procedure for Exercising
Rights. . . .       The Basic Subscription Privilege may be exercised by
                    properly completing the Subscription Rights Certificate and forwarding it (or following the Guaranteed Delivery
                    Procedures), with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic
                    Subscription Privilege to the Subscription Agent, which must receive such Subscription Rights Certificate or Notice of Guaranteed Delivery and payment at or prior to the Expiration Time. If Subscription Rights Certificates are sent by mail, Rights Holders are urged to use insured, registered mail. See "The Rights Offering - Exercise of
                    Rights".

No Revocation of
Exercise . . .      Once a Rights Holder has exercised the Basic Subscription
                    Privilege, such exercise may not be revoked.

Persons Holding Common
Stock, or Wishing to
Exercise Rights, Through
Others. . . .       Persons holding shares of Common Stock beneficially, and
                    receiving the Rights issuable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates for Common
                    Stock directly who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect such transactions for them. See "The
                    Rights Offering - Exercise of Rights".

Issuance of Common
Stock . . . .       Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and payment therefor has been received by the Company.

Standby
Agreement. . . .    The Company has entered into a standby agreement (the
                    "Standby Agreement") pursuant to which Robert M. Gintel, the Company's Chairman of the Board, and Avondale Mills,
                    Inc., the Company's largest yarn supplier, (collectively, the "Standby Purchasers"), have severally agreed to acquire, at the Subscription Price, from the Company all Underlying
                    Shares which have not been purchased by the remaining Rights
                    Holders that have elected not to exercise their Basic
                    Subscription Privilege (the "Unsubscribed Shares"). The first 750,000 Unsubscribed Shares will be purchased by the Standby Purchasers in equal amounts, subject to the respective $3,750,000 and $7,500,000 maximum standby commitments of Robert M. Gintel and Avondale Mills, Inc.
                    See "Standby Agreement").

NYSE Symbol for
Common Stock. . .   ONA.

Use of Proceeds.    The proceeds from the Rights Offering are estimated to be
                    $11,250,000.  Such proceeds will be used to repay
                    $11,250,000 of the $15,000,000 principal amount of subordinated loans made to the Company by Robert M. Gintel and Avondale Mills, Inc. Of this amount, Avondale Mills,
                    Inc. will be repaid $7,500,000 and Robert M. Gintel will be repaid $3,750,000 from such proceeds.

                                  RISK FACTORS

     The following risk factors, in addition to other information in this Prospectus and in the documents incorporated herein by reference, should be considered carefully by potential purchasers in evaluating the Company, its business and an investment in shares of the Common Stock offered hereby.

Decreased Sales Due to Reduced Demand for Products

     Net sales of the Company for the fiscal year ended September 30, 1995 were approximately $175,000,000, as compared to approximately $193,500,000 for the immediately preceding fiscal year, a decrease of $18,500,000 or 9.6%. The decrease was due primarily to a reduction in customer orders reflecting industry trends.

Excess Capacity and Effects on Financial Performance

     Due to fluctuations in customer demand for the Company's products, the Company has accumulated excess amounts of inventory, which in turn has required the Company to reduce the prices for its products and temporarily suspend and/or limit its manufacturing operations. Operating at reduced levels has and in the future may be expected to continue to adversely affect the Company's results of operations and financial performance.

Product Price Fluctuations

     The Company's revenues and profitability are directly affected by the prices it charges for its products. These prices historically have varied significantly based primarily on supply and demand factors, as well as raw material costs. Product prices are often determined based on competitive pressures. Accordingly, the Company's financial performance has been materially adversely affected during periods in which prices are reduced or fail to rise correspondingly with costs.

Yarn Price Fluctuations; Expiration of Supply Contracts

     Unlike certain of its competitors, the Company does not spin its own yarn. The Company obtains yarn from several yarn suppliers pursuant to requirements contracts generally with a term of approximately one year, and for the fiscal year ended September 30, 1995 purchased approximately 65% of its yarn from Avondale Mills, Inc. If the Company were unable to extend or renew its supply contracts on satisfactory terms, or replace these contracts with suitable alternative sources of supply, the Company may be forced to pay higher prices for its yarn and the Company's business and financial performance could be materially adversely affected.

Significant Dependence on Major Customers

     Approximately 29% of the Company's revenues in the fiscal year ended September 30, 1995 are attributable to its three largest customers, and approximately 51% of the Company's revenues for such period are attributable to its 10 largest customers. The loss of these customers or a substantial reduction in their purchases from the Company could have a material adverse effect on the Company's financial performance. The Company's remaining sales of Activewear products are made to approximately 300 customers. There can be no assurance given that the Company will not continue to be dependent upon a small number of major customers for a significant portion of its revenues and earnings.

Related-Party Transactions

     In January 1996, as a condition to the Company's lenders' willingness to extend to the Company a commitment to lend $60,000,000, Robert M. Gintel, the Company's Chairman of the Board, and Avondale Mills, Inc., the Company's largest yarn supplier, loaned to the Company an aggregate of $15,000,000. See "Recent Developments - The Company's Financial Restructuring". The entire proceeds of this offering will be used to repay $11,250,000 of this $15,000,000 indebtedness. The remaining $3,750,000 of indebtedness will remain outstanding. The Promissory Note issued by the Company to Mr. Gintel in respect of this indebtedness to remain outstanding matures on February 26, 1999, bears interest at ten per cent (10%) per annum and is subordinated to the Company's senior debt. In connection with extending this loan to the Company, subject to the approval of the Company's stockholders, Mr. Gintel will also receive a warrant to purchase 125,000 shares of Common Stock, at an exercise price of $7.00 per share.

                                 USE OF PROCEEDS

     The proceeds from the sale of the shares offered hereby are estimated to be $11,250,000. The proceeds from the sale of the shares will be used to repay one-half of the Company's $7,500,000 borrowing from Robert M. Gintel and all of the Company's $7,500,000 borrowing from Avondale Mills, Inc. These loans bear interest at the rate of ten percent (10%) per annum and will become due on February 26, 1999. The proceeds of these loans were used for working capital and general corporate purposes. See "Recent Developments-The Company's Financial Restructuring" - "The 10% Subordinated Loans".

     The Company will bear the expenses of this offering from its working capital and such expenses will not be paid from the proceeds of this offering.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "ONA". The following table sets forth the high and low sales prices of the Common Stock as reported on the New York Stock Exchange for the fiscal periods indicated. The prices have been adjusted to reflect the payment of stock dividends.

    Fiscal 1994                               High           Low

        First Quarter. . . . . . . .          $ 8 3/8        $ 6 1/4
        Second Quarter . . . . . . .            7 3/4          6 3/8
        Third Quarter. . . . . . . .            9 1/4          6 5/8
        Fourth Quarter . . . . . . .           11 1/8          8 7/8

    Fiscal 1995                               High           Low

        First Quarter. . . . . . . .          $ 11 7/8       $  9 3/8
        Second Quarter . . . . . . .            12 3/4         10 5/8
        Third Quarter. . . . . . . .            12 1/8          8 7/8
        Fourth Quarter . . . . . . .            10 5/8          8 1/8

    Fiscal 1996                               High           Low

        First Quarter. . . . . . . .          $ 8 1/4       $  6 1/8
        Second Quarter
         (through January 31, 1996).            7 1/4          6 5/8


     On January 31, 1996, the last reported sale price of the Common Stock was $6 7/8. As of December 31, 1995, there were approximately 200 holders of record. The number of holders of record excludes beneficial holders whose Shares are held in the name of nominees.

     No cash dividends have been paid since the Company's initial public offering. Under the Company's new credit facility, the Company is not permitted to pay cash dividends.

                       DETERMINATION OF SUBSCRIPTION PRICE

     The Subscription Price was determined by negotiations between the Company and the Standby Purchasers. The Company's objective in establishing the Subscription Price was the achievement of the targeted proceeds from this offering while providing Record Date Holders with an opportunity to make an additional investment in the Company, and thus avoid involuntary dilution of their proportionate ownership position in the Company.

     In approving the Subscription Price, the Board of Directors considered such factors as the alternatives available to the Company for raising capital, the Company's long and short term loan obligations, the market price of the Common

Stock, the business prospects for the Company and the general condition of the securities markets. There can be no assurance, however, that the market price of the Common Stock will not decline during the subscription period, or that, following the issuance of the Rights and of the Common Stock upon exercise of the Rights, a subscribing Rights Holder will be able to sell shares of Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

     Further, in approving the Subscription Price, the Board of Directors acted upon the recommendation of a committee of disinterested directors of the Board of Directors of the Company (the "Independent Committee"), which has received an opinion from Butler, Chapman & Co., Inc., financial advisors to the Independent Committee ("Butler, Chapman"), to the effect that, based upon the procedures followed, factors considered and assumptions made by Butler, Chapman as set forth in its opinion, the transactions contemplated by the Note Purchase Agreement described under "Recent Developments - The Company's Financial Restructuring", including the Rights Offering, are fair from a financial point of view to the Company and the holders of the Common Stock of the Company other than Mr. Gintel and his affiliates. This opinion does not constitute a recommendation or advice to stockholders as to whether they should exercise any Rights pursuant to this offering.

                               RECENT DEVELOPMENTS

Industry Climate

     In mid 1995, the impact of high wholesale prices, large inventories at the distributor level, excess capacities and a slowing retail sales environment began to adversely impact the sales volumes of the Company and other manufacturers of imprinted T-shirts and other activewear products, as customers began to postpone and cancel deliveries. As a result, the Company's sales decreased significantly and its inventories increased dramatically. In light of these events, the Company instituted production curtailments and price concessions, including a new rebate program and price decreases. These events have had a material adverse affect on the Company's operating results and financial performance.

The Company's Financial Restructuring

     The Board of Directors of the Company has concluded that in order for the Company to implement its operational initiatives, meet its working capital needs and maintain profitability, it is necessary to financially restructure the Company. Accordingly, the Board has voted upon, and approved, the following transactions.

     The financial restructuring being pursued by the Company (the "Financial Restructuring") consists of three elements: (i) 10% subordinated loans in the principal amount of $15,000,000 from Robert M. Gintel, the Company's Chairman of the Board, and Avondale Mills, Inc. ("Avondale"), the Company's largest yarn supplier; (ii) a new $60 million secured long-term revolving credit facility ("the New Credit Facility"), and (iii) this Rights Offering. The Financial Restructuring is intended to provide additional capital resources to allow the Company to implement its strategic and operational initiatives, to permit the Company to fund any shortfalls in working capital and to make necessary capital expenditures.

     The 10% Subordinated Loans - The Company has entered into a Note Purchase Agreement (the "Note Purchase Agreement") with Robert M. Gintel and Avondale pursuant to which Mr. Gintel and Avondale have made an aggregate of $15,000,000 principal amount of 10% subordinated loans (the "Loans") to the Company. The proceeds of the Loans have been used for working capital and capital expenditure purposes. The Loans are unsecured, bear interest at the rate of ten percent (10%) per annum, and mature on February 26, 1999. The Loans are subordinate to the New Credit Facility and the Company's indebtedness to The Prudential Insurance Company of America. In connection with the Loans, the Company has issued a 10% subordinated note in the principal amount of $7,500,000 to Avondale and two 10% subordinated notes in the principal amount of $3,750,000 each to Robert M. Gintel. In addition, in connection with the $3,750,000 Loan which will remain outstanding after this offering, the Company will, subject to stockholder approval, issue to Robert M. Gintel a warrant (the "Warrant") to purchase up to 125,000 shares of Common Stock at an exercise price of $7.00 per share. The Note Purchase Agreement provides that upon the completion of this offering, the $11,250,000 aggregate proceeds received by the Company in connection with this offering will be used to repay the $7,500,000 10% subordinated note held by Avondale and one of the $3,750,000 10% subordinated notes held by Robert M. Gintel. Pursuant to the terms of both the Note Purchase Agreement and the Standby Agreement entered into by Mr. Gintel, Avondale and the Company, Mr.

Gintel and Avondale may satisfy their respective obligations to purchase all Unsubscribed Shares in the Rights Offering by tendering the outstanding amount of all principal and accrued and unpaid interest under their subordinated notes from the Company. See "Standby Agreements". The Note Purchase Agreement further provides that if this offering is not consummated by May 31, 1996, Avondale will have the right, for thirty (30) days, to convert and exchange its $7,500,000 10% subordinated note for a 10% convertible note, convertible, for a period of sixty
(60) days, into shares of Common Stock at the rate of $7.00 per share. Robert M. Gintel also has the same exchange and conversion rights for his $3,750,000 subordinated note which is intended to be repaid with the proceeds of this offering.

     New Credit Facility - The Company has entered into a secured $60 million revolving line of credit with its existing banks. The proceeds obtained by the Company under the New Credit Facility have been used to pay off the Company's pre-existing $25 million bank credit facility and its pre-existing short-term bank credit lines ($25 million at December 31, 1995). The remaining $10 million of the New Credit Facility will be used for working capital and capital expenditures. The New Credit Facility is collateralized by inventory and accounts receivable, will bear interest at approximately the banks' prime rate plus 3/4% per annum and will mature on January 26, 1999.

     The Rights Offering - The third element of the Financial Restructuring is this offering, pursuant to which the Company is seeking to raise gross proceeds of $11,250,000. The proceeds of the Rights Offering will be used to repay $11,250,000 principal amount of the Loans.

     Mr. Jack R. Altherr, Jr., Vice President and Chief Financial Officer of Avondale Mills, Inc., has been nominated for election as a director of the Company at the Company's 1996 annual meeting of stockholders.

                         SELECTED FINANCIAL INFORMATION

     The following summary sets forth selected consolidated financial data of the Company which should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended September 30, 1995, which is incorporated herein by reference. The year-end data is derived from consolidated financial statements of the Company, which have been audited by Arthur Andersen, LLP independent accountants.

(In thousands, except per share amounts)


                                    1995          1994          1993         1992          1991
Operations
Net sales . . . . . .               $175,036      $193,459      $177,610     $203,517      $150,995
Cost of goods sold. .                146,820       166,051       152,776      168,512       126,767
Interest expense net.                  3,006         3,868         4,388        4,179         3,481
Income (loss) before
   income taxes . .                    4,372        (6,794)       (4,609)      13,174         6,597
Income taxes. . . . .                  1,552            27        (1,632)       5,348         2,780
Net income (loss) . .                  2,820        (6,821)       (2,977)       7,826         3,817

Financial data
Inventories . . . . .                $79,968       $44,720       $63,086      $60,078       $43,735
Accounts receivable .                 29,438        35,757        28,718       39,957        23,220
Depreciation, amortization and
 goodwill write-off (see note below)   4,649        11,443         4,266        4,150         3,509
Working capital . . .                 72,904        60,885        84,361       69,623        54,026
Long-term debt and
  capital lease obligations.          37,404        17,133        47,228       27,338        31,838
Shareholders' equity.                 77,840        76,022        82,822       85,016        62,091
Total assets. . . . .                165,017       120,917       149,266      148,818       115,813

Common stock data
Net income (loss) per share. .          $.40         $(.98)        $(.43)       $1.24          $.68
Book value per share. .               $11.32        $10.92        $11.09       $13.06        $12.25

Number of common
  shares outstanding. .                6,879         6,961         6,957        6,508         5,070

     Net loss for fiscal 1994 and 1993 includes after-tax amounts of $2,519 and $4,700, respectively, for restructuring charges. Net loss for fiscal 1994 also includes a $6,651 write-off of goodwill.

                               THE RIGHTS OFFERING

The Rights

     The Company is hereby issuing Rights to each Record Date Holder as of the close of business on February __, 1996 (the "Record Date") at no charge to such Record Date Holders. The Company will issue one Right for each share of Common Stock held on the Record Date. Each Right will entitle the Rights Holder to subscribe for one-quarter (1/4) of one share of Common Stock. The Rights will be evidenced by non-transferable Subscription Rights Certificates, which are being distributed to each Record Date Holder contemporaneously with the delivery of this Prospectus. If all of the Rights were to be exercised in full, the number of shares (and the aggregate purchase price therefor) obtainable upon exercise of each Right will be proportionately reduced so that the maximum number of shares issuable pursuant to this offering will be 1,607,143. In this connection, Robert M. Gintel, the beneficial owner of 2,075,000 shares, or approximately twenty-nine percent (29%), of the outstanding shares of Common Stock, has agreed not to exercise his Rights. The proceeds of this offering will be used to repay one-half of the Company's $7,500,000 short term borrowing from Robert M. Gintel and all of the Company's $7,500,000 borrowing from Avondale Mills, Inc.

     No fractional Rights or cash in lieu thereof will be issued or paid. Instead, the number of shares of Common Stock subject to Rights issued to a Record Date Holder will be rounded down to the nearest whole number. A depository, bank, trust company, or securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may, upon delivery to the Subscription Agent of the Certification and Request for Additional Rights form available from the Subscription Agent, exchange its Subscription Rights Certificate to obtain a Subscription Rights Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a holder on the Record Date; no other Subscription Rights Certificate may be so divided as to increase the number of Rights to which its original recipient was entitled. The Company reserves the right to refuse to issue any Subscription Rights Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded down to the nearest whole number of Rights. The Subscription Agent must receive the Certification and Request for Additional Rights no later than 5:00 p.m., Eastern time, on March __, 1996, after which time no new Subscription Rights Certificates will be issued to nominees in lieu of fractional shares.

     Because the number of shares of Common Stock subject to Rights issued to each Record Date Holder will be rounded down to the nearest whole number, beneficial owners of Common Stock who are also the Record Date Holders of their shares will receive more Rights under certain circumstances than beneficial owners of Common Stock who are not the Record Date Holders of their shares and who do not obtain (or cause the Record Date Holder of their shares of Common Stock to obtain) a separate Subscription Rights Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that Record Date Holders or beneficial owners of Common Stock who obtain a separate Subscription Rights Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege. Beneficial owners of Common Stock who are not also Record Date Holders may obtain a separate Subscription Rights Certificate upon request to the nominee Record Date Holder. See "Exercise of Rights", below.

Expiration Time

     The Rights will expire at the Expiration Time, 5:00 p.m., Eastern time, on March __, 1996, subject to extension at the discretion of the Company. After the Expiration Time, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Time, regardless of when the documents relating to that exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below. The Company may extend the Expiration Time by giving oral or written notice to the Subscription Agent on or before the Expiration Time, followed by a press release no later than 9:00 a.m. Eastern time on the next business day after the previously scheduled Expiration Time. The Offering will not be extended to a time later than 5:00 p.m., Eastern time, on May 31, 1996.

Subscription Privileges

     Basic Subscription Privilege. Each Right will entitle the holder thereof to purchase, at the Subscription Price, one-quarter of one Underlying Share (the "Basic Subscription Privilege"). Each Rights Holder is entitled to subscribe for all, or any portion of, the Underlying Shares which may be acquired through the exercise of his or its Rights. Certificates representing Underlying Shares purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised.

Subscription Price

     The Subscription Price is $7.00 per Underlying Share subscribed for pursuant to the Basic Subscription Privilege, payable in cash.


Exercise of Rights

     Rights Holders may exercise their Rights by delivering to American Stock Transfer & Trust Company (the "Subscription Agent"), at the address specified below, at or prior to the Expiration Time, the properly completed and executed Subscription Rights Certificate(s) evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege. Payment may be made only (i) by check or cashier's check drawn upon a U.S. bank, or postal, telegraphic or express money order, in each case, payable to American Stock Transfer & Trust Company, as Subscription Agent or (ii) by wire transfer of funds to the account maintained by the Subscription Agent for the purpose of accepting subscriptions at Chemical Bank, account number 610093045. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or cashier's check drawn upon a U.S. bank or of any postal, telegraphic or express money order or
(iii) receipt of collected funds in the Subscription Agent's account designated above. Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, Rights Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Time to ensure that such payment is received and clears by such time and are urged to consider, in the alternative, payment by means of certified or cashier's check, money order or wire transfer of funds. All funds received in payment of the Subscription Price shall be held by the Subscription Agent and invested at the direction of the Company in short-term certificates of deposit, short-term obligations of the United States or any state or any agency thereof, or money market mutual funds investing in the foregoing instruments. The account in which such funds will be held may not be insured by the FDIC. Any interest earned on such funds will be retained by the Company.

     The Subscription Rights Certificates and payment of the Subscription Price or, if applicable, the Notices of Guaranteed Delivery, must be delivered by mail, by hand or by overnight courier to the Subscription Agent at the following address:

      American Stock Transfer & Trust Company
      40 Wall Street, 46th Floor
      New York, New York 10005

      The Subscription Agent's telephone number is (718) 921-8200.

     The Company will pay the fees and expenses of the Subscription Agent and has also agreed to indemnify the Subscription Agent from certain liabilities which it may incur in connection with this offering.

     If a Rights Holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Rights Certificate(s) evidencing those Rights to reach the Subscription Agent prior to the Expiration Time, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

     (i) the Rights Holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege to be received (in the manner set forth above) by the Subscription Agent at or prior to the Expiration Time:

     (ii) the Subscription Agent receives, at or prior to the Expiration Time, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Subscription Rights Certificates (the "Instructions") distributed with the Subscription Rights Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights Holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and guaranteeing the delivery to the Subscription Agent of the Subscription Rights Certificate(s) evidencing those Rights within five NYSE trading days following the date of the Notice of Guaranteed Delivery; and

     (iii) the properly completed Subscription Rights Certificate(s) evidencing the Rights being exercised, with any signatures guaranteed as required, is received by the Subscription Agent within five NYSE trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Rights Certificates at the address set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopier number (718) 234-5001). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent.

     If an exercising Rights Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Rights Holder indicates are being exercised, then the Rights Holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate payment delivered by the Rights Holder. A Rights Holder who subscribes for fewer than all of the shares represented by its Subscription Rights Certificates shall be deemed to have elected not to subscribe for the remaining shares represented by its Subscription Rights Certificates, after which such remaining shares shall be purchased by the Standby Purchasers.

     Certificates representing shares of Common Stock subscribed for and issued pursuant to the Basic Subscription Privilege will be mailed as soon as practicable after the corresponding Rights have been validly exercised and payment has been received.

     Unless a Subscription Rights Certificate (i) provides that the Underlying Shares to be issued pursuant to the exercise of the Rights represented thereby are to be issued to the holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on each Subscription Rights Certificate must be guaranteed by a bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency or savings association.

     Record Date Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to their Rights. If a beneficial owner so instructs, the Record Date Holder of that beneficial owners' Rights should complete appropriate Subscription Rights Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Rights through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owners' instructions. If a beneficial owner wishes to obtain a separate Subscription Rights Certificate, he, she or it should contact the nominee as soon as possible and request that a separate
Subscription   Rights   Certificate  be  issued.   A  Nominee  may  request  any
Subscription Rights Certificate held by it to be split into such smaller denominations as it wishes, provided that the Subscription Rights Certificate is received by the Subscription Agent, properly endorsed, no later than 5:00 p.m., Eastern time, on March __,1996.

     The Instructions accompanying the Subscription Rights Certificates should be read carefully and followed in detail. SUBSCRIPTION RIGHTS CERTIFICATES SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION RIGHTS CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION RIGHTS CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS. IF SUBSCRIPTION RIGHTS CERTIFICATES AND PAYMENTS ARE SENT BY MAIL, RIGHTS HOLDERS ARE URGED TO SEND SUCH MATERIALS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME. BECAUSE UNCERTIFIED CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determination will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscription Rights Certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Rights Certificates or incur any liability for failure to give such notification. The Company reserves the right to reject any exercise if such exercise is not in accordance with the terms of the Offering or not in proper form or if the acceptance thereof or the issuance of shares of Common Stock pursuant thereto could be deemed unlawful.

     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Subscription Agent at its addresses set forth under "Exercise of Rights", above (telephone (800) 937-5449 or call collect (718) 921-8200.

No Revocation

     ONCE A RIGHTS HOLDER HAS PROPERLY EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

No Transfer

     THE RIGHTS ARE NON-TRANSFERABLE AND MAY ONLY BE EXERCISED BY THE ORIGINAL RIGHTS HOLDER. THERE WILL BE NO TRADING MARKET FOR THE RIGHTS.

Determination of Subscription Price

     The Subscription Price was determined by negotiations between the Company and the Standby Purchasers. The Company's objective in establishing the Subscription Price was the achievement of the targeted proceeds from the Offering while providing Record Date Holders with an opportunity to make an additional investment in the Company, and thus avoid an involuntary dilution of their proportionate ownership position in the Company.

     In approving the Subscription Price, the Board of Directors considered such factors as the alternatives available to the Company for raising capital, the Company's long and short term loan obligations, the market price of the Common Stock, the business prospects for the Company and the general condition of the securities markets. There can be no assurance, however, that the market price of the Common Stock will not decline during the subscription period, or that, following the issuance of the Rights and of the Common Stock upon exercise of Rights, a subscribing Rights Holder will be able to sell shares of Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

     Further, in approving the Subscription Price, the Board of Directors acted upon the recommendation of the Independent Committee, which has received an opinion from Butler, Chapman to the effect that, based upon the procedures followed, factors considered and assumptions made by Butler, Chapman as set forth in its opinion, the transactions contemplated by the Note Purchase Agreement described under "Recent Developments - The Company's Financial Restructuring", including the Rights Offering, are fair from a financial point of view to the Company and the holders of the Common Stock of the Company other than Mr. Gintel and his affiliates. This opinion does not constitute a recommendation or advice to stockholders as to whether they should exercise any Rights pursuant to this offering.

                              PLAN OF DISTRIBUTION

     The Common Stock offered pursuant to the Rights Offering is being offered by the Company directly to holders of its Common Stock.

     The Company has not employed any brokers, dealers or underwriters to solicit the exercise of Rights in this offering and no commissions, fees or discounts will be paid in connection with this offering. Certain employees of the Company may solicit responses from shareholders and Rights Holders, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation.

     The Company maintains four stock option plans, under which adjustments to outstanding options may be made to reflect the impact of the Offering. No decision as to the type or amount of any such adjustment has yet been made.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The  following   summary  of  the  general  principal  federal  income  tax considerations relevant to holders of Common Stock upon the issuance ("Issuance") of Rights and to Rights Holders upon the exercise of the Rights is based upon the opinion of Feldman & Ellenoff, special tax counsel to the Company. This summary is qualified in its entirety by reference to, and is based upon, laws, regulations, rulings and decisions in effect on the date of this Prospectus and as those laws, regulations, rulings, and decisions were interpreted on such date. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax-exempt organizations and foreign taxpayers), or any aspect of state, local or foreign tax laws. RIGHTS HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE OFFERING FOR THE HOLDER.

Issuance of the Rights

     Record Date Holders of Common Stock will not recognize taxable income upon the receipt of the Rights.

Basis and Holding Period of the Rights

     Except as provided in the following sentence, the basis of the Rights received by a Record Date Holder with respect to that Record Date Holder's Common Stock will be zero. If either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on the date of Issuance) of the Common Stock with respect to which they are received, or (ii) the Record Date Holder elects under Section 307 of the Internal Revenue Code, on the Record Date Holder's federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of the Record Date Holder's basis in that Common Stock, the Record Date Holder's basis in the Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of Issuance.

Expiration of the Rights

     Record Date Holders who allow the Rights received by them on the date of isuance to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of their Common Stock.

Exercise of the Rights; Basis and Holding Period of Acquired Shares

     Rights Holders will not recognize any gain or loss upon the exercise of their Rights. The basis of each share of Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price paid therefor and the basis, if any, of the Rights at the time of exercise. The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     The Company has 15,000,000 authorized shares of Common Stock, of which 6,787,506 shares were issued and outstanding as of September 30, 1995 and an additional 433,367 shares were subject to outstanding stock options. The Common Stock is traded on the New York Stock Exchange under the symbol "ONA". On January 31, 1996, the last reported sales price of the Common Stock was $6 7/8 per share.

     The holders of the Common Stock are entitled to one vote per share on all matters requiring stockholder action. The Certificate of Incorporation of the Company does not permit cumulative voting for directors. The holders of Common

Stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. The holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on the Common Stock since the Company's initial public offering. The Company is restricted from paying dividends pursuant to the terms of the New Credit Facility and does not expect to pay dividends on the Common Stock in the foreseeable future. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding shares of Common Stock are fully paid and nonassessable and the shares of Common Stock to be issued in this offering will, upon delivery and payment therefor in accordance with the terms of this offering, be fully paid and nonassessable.

     The registrar and transfer agent for the Company's Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

     The Company has 2,000,000 authorized shares of Preferred Stock, par value $1.00 per share, of which none were issued and outstanding as of September 30, 1995. The Company's Certificate of Incorporation provides that the terms, rights and preferences of any preferred stock issued in the future, including dividend rates, conversion prices, voting rights, redemption prices, maturity dates, liquidation preference and similar matters, are to be determined by the Company's Board of Directors at the time such issuance is approved. The Company does not presently know whether any shares of preferred stock will actually be issued or, if issued, what the terms, rights and preferences thereof will be. Depending on the terms, rights and preferences thereof, the issuance of any shares of preferred stock may have the effect of diluting the percentage of stock ownership and voting rights of other shareholders of the Company.

Section 203 of the Delaware General Corporation Law

     Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL") prevents a Delaware corporation from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (generally defined as a person with 15% or more of a corporations's outstanding voting stock) for three years following the date such person became an Interested Stockholder unless:
(i) before such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Stockholder became an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the date on which such person became an Interested Stockholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above apply to the Company unless, among other things, (i) by the affirmative vote of a majority of shares entitled to vote, it adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 (such an amendment would not be effective until 12 months after its adoption and would not apply to any Business Combination between the Company and any person who became an Interested Stockholder on or prior to such adoption); or (ii) no class of the Company's voting stock is (x) listed on a national securities exchange, (y) authorized for quotation on an inter-dealer quotation system of a registered national securities association or (z) held of record by more than 2,000 stockholders (unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder).

     A Business Combination is defined in Section 203 as (i) a merger or consolidation; (ii) any sale, lease, exchange, mortgage, pledge , transfer or other disposition of assets having an aggregate market value equal to 10% or more of the aggregate market value of either all assets of the corporation determined on a consolidated basis or all the outstanding stock of a corporation; (iii) any transaction which results in the issuance or transfer by the corporation, or by certain subsidiaries thereof, of any of its stock to the Interested Stockholder, except pursuant to (x) the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the corporation or any subsidiary which were outstanding prior to the time the stockholder became an Interested Stockholder or (y) a transaction which effects a pro rata distribution to all stockholders of the corporation; (iv) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustment); or (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

                                STANDBY AGREEMENT

     Prior to the commencement of the Rights Offering, the Company has entered into a Standby Agreement pursuant to which Robert M. Gintel, the chairman of the Company's Board of Directors and Avondale, the Company's largest supplier of yarn, as Standby Purchasers, have severally agreed, subject to certain conditions, to acquire from the Company all of the underlying shares (the
"Unsubscribed Shares") remaining after the exercise of the Basic Subscription Privilege by all of the Rights Holders. If all of the Rights were to be exercised in full, the number of shares (and the aggregate purchase price therefor) obtainable upon exercise of each Right will be proportionately reduced so that the maximum number of shares issuable pursuant to this offering will be 1,607,143. In this connection, Robert M. Gintel, the beneficial owner of 2,075,000 shares, or approximately 29%, of the outstanding shares of Common Stock, has agreed not to exercise his Rights with respect to the 1,100,000 shares  of  Common  Stock  directly  owned of  record  by him.  See "The  Rights
Offering".

     Robert M. Gintel and Avondale(collectively, the "Standby Purchasers"), have severally agreed to purchase all of the Unsubscribed Shares at a purchase price of $7.00 per share for an aggregate purchase price amount obtained by subtracting from $11,250,000 (the proceeds payable to the Company upon the sale of all of the Underlying Shares) the aggregate of all subscription proceeds received by the Company from stockholders in the Rights Offering. Robert M. Gintel's and Avondale's individual maximum standby commitments shall not exceed $3,750,000 and $7,500,000, respectively.

     The Unsubscribed Shares will be purchased by the Standby Purchasers as follows. The first 750,000 Unsubscribed Shares will be purchased by Avondale. The remaining number of Unsubscribed Shares will be purchased by the Standby Purchasers in equal amounts, subject to each Standby Purchasers' respective maximum standby commitment.

     Pursuant to the terms of the Standby Agreement, Avondale and Robert M. Gintel may tender the then outstanding amount of all principal and accrued and unpaid interest under the $7,500,000 subordinated note issued to Avondale and one of the $3,750,000 subordinated notes issued to Robert M. Gintel, in satisfaction of their subscription price obligations under the Standby Agreement. See "Recent Development - The Company's Financial Restructuring" - "The 10% Subordinated Loans". The Standby Agreement further provides that the obligations of the Standby Purchasers are conditioned upon the consummation of the Rights Offering prior to May 31, 1996.

     The Company has also entered into a Registration Rights Agreement with Avondale and Robert M. Gintel pursuant to which the Company has granted registration rights to the Standby Purchasers with respect to (i) the shares of Common Stock acquired by the Standby Purchasers pursuant to the Standby Agreement; (ii) the shares of Common Stock acquired by the Standby Purchasers upon conversion of their respective convertible notes, as provided by the Note Purchase Agreement; and (iii) the shares of Common Stock purchased by Robert M. Gintel upon his exercise of the Warrant. The Company's registration obligation may be initiated by either Mr. Gintel or Avondale, or their successors or assigns, provided either party makes request to register at least thirty percent (30%) of the shares of the Company's Common Stock collectively held by Mr. Gintel and Avondale, or their successors or assigns, or the entire amount of the shares of the Company's Common Stock held by such requesting holder. Upon receipt of a request to register the shares, the Company shall offer the non-requesting holders of the shares of Common Stock purchased pursuant to the Standby Agreement the right to participate in such registration. The Company's registration obligations under this Agreement are limited to six registration statements, three of which may be requested by Avondale and three of which may be requested by Mr. Gintel.

                                  LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for the Company by Blau, Kramer, Wactlar & Lieberman, P.C., Jericho, New York 11753. Edward I. Kramer, a member of the firm, is the Secretary of the Company. Mr. Kramer owns 862 shares of the Company's Common Stock and options presently exercisable or exercisable within sixty (60) days to purchase 6,510 shares of the Company's Common Stock. Certain tax matters relating to this offering will be passed upon for the Company by Feldman & Ellenoff, special tax counsel to the Company.


                                     EXPERTS

     The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said Reports.

     No dealer, salesperson, or other person has been authorized by the Company to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been so authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the securities to which it relates, or an offer to sell or solicitation to buy of any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

TABLE OF CONTENTS

          Page

Available Information. . .                        2

Incorporation of Certain Documents
     by Reference. . .                            2

Prospectus Summary . .                            3

Risk Factors . .                                  5

Use of Proceeds. . .                              6

Price Range of Common Stock . .
 and Dividends . .                                6

Determination of Subscription Price. . .          6

Recent Developments. . .                          7

Selected Financial Information  . .               9

The Rights Offering. . .                          10

Plan of Distribution . .                          13

Certain Federal Income Tax
     Considerations  . .                          14

Description of Capital Stock. . .                 14

Standby Agreement. . .                            16

Legal Matters. . .                                16

Experts. . .                                      17



                             ONEITA INDUSTRIES, INC.



                             1,607,143 Common Shares



                                 --------------

                                   PROSPECTUS

                                 --------------





                            Dated: February ___, 1996

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     Oneita Industries, Inc. (the "Company") estimates that the expenses in connection with the offering described in this Registration Statement will be as follows:

      Securities and Exchange Commission
      Filing Fee. . . . . . . . . . . . . .                 $  3,879
      Printing Fees and Expenses. . . . . . . .               10,000
      Accounting Fees and Expenses. . . . . . .                2,000
      Subscription Agent Fees and Expenses. . .               35,000
      Legal Fees. . . . . . . . . . . . . . . .               35,000
      Miscellaneous Expenses. . . . . . . . . .               14,121

          Total . . . . . . . . . . . . . . . .             $100,000

Item 15.  Indemnification of Directors and Officers

     Under provisions of the By-Laws of the Company, each person who is or was a director or officer of the Company shall be indemnified by the Company as of right to the full extent permitted or authorized by the General Corporation Law of Delaware.

     Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit is settled, such a person shall be indemnified under such law against both
(1) expenses (including attorneys' fees) and (2) judgements, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

     If unsuccessful in defense of a suit brought by or in the right of the Company, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company except that if such a person is adjudged to be liable in such suit for negligence or misconduct in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.

     The officers and directors of the Company are covered by officers and directors liability insurance. The policy coverage is $10,000,000, which includes reimbursement for costs and fees. There is a maximum deductible for officers and directors under the policy of $200,000 for each claim. The Company has entered into Indemnification Agreements with each of its officers and directors. The Agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a Proceeding, as defined, including amounts paid in settlement by or on behalf of an Indemnitee.

Item 16.   Exhibits

Exhibit No.            Description

     1.01              Form of Standby Agreement among the Company, Robert M.
                         Gintel and Avondale Mills, Inc.
     5.01              Opinion of Blau, Kramer, Wactlar & Lieberman, P.C.
    23.01              Consent of Arthur Anderson LLP
    23.02              Consent of Blau, Kramer Wactlar & Lieberman, P.C.
                         (See Exhibit 5.01)
    23.03              Consent of Feldman & Ellenoff
    24.01              Powers of Attorney (See signature pages)
    99.01              Form of Subscription Rights Certificate
    99.02              Form of Transmittal Letter for Subscription Rights
                         Certificates.
    99.03              Form of Subscription Agent Agreement between the Company
                         and American Stock Transfer & Trust Company.
    99.04              Form of Notice of Guaranteed Delivery of Subscription
                         Rights Certificates.

Item 17.    Undertakings

       a.   The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

            (iii) To include any material information  with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

            Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

       (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     c. The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     d. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       e.   The undersigned Registrant hereby undertakes:

       (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charleston, South Carolina on the 31st day of January, 1996.

                                         ONEITA INDUSTRIES, INC.


                                         By: /s/ Herbert J. Fleming
                                           Herbert J. Fleming
                                           President

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert M. Gintel and Herbert J. Fleming, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amentdments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on January 31, 1996 by the following persons in the capacities indicated.

      Signature                            Title

/s/ Robert M. Gintel                Chairman of the Board
Robert M. Gintel

/s/ Albert Fried, Jr.               Vice Chairman of the Board
Albert Fried, Jr.

/s/ Herbert J. Fleming              President and Director
Herbert J. Fleming                  (Principal Executive Officer)

/s/James L. Ford                    Executive Vice President-Finance
James L. Ford                       (Principal Financial and Accounting Officer)

/s/Meyer A. Gross                   Director
Meyer A. Gross

/s/ Lewis Rubin                     Director
Lewis Rubin

/s/ John G. Hudson                  Director
John G. Hudson

/s/ H. Varnell Moore                Director
H. Varnell Moore

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                             ONEITA INDUSTRIES, INC.



                                    Form S-3
                             Registration Statement



                             E X H I B I T I N D E X




Exhibit
Number     Exhibit Description

1.01      Form of Standby Agreement among the Company,
             Robert M. Gintel and Avondale Mills, Inc.
5.01      Opinion of Blau, Kramer, Wactlar & Lieberman, P.C.
23.01     Consent of Arthur Anderson LLP
23.02     Consent of Blau, Kramer, Wactlar & Lieberman, P.C. (See Exhibit 5.01)
23.03     Consent of Feldman & Ellenoff
24.01     Powers of Attorney (See signature pages)
99.01     Form of Subscription Rights Certificate
99.02     Form of Transmittal Letter for Subscription Rights Certificates.
99.03 Form of Subscription Agent Agreement between the Company and American Stock Transfer & Trust Company.
99.04     Form of Notice of Guaranteed Delivery of Subscription Rights
             Certificates.
